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                             September 17, 2020

       Patrick Shannon
       Chief Financial Officer
       Allegion plc
       Block D
       Iveagh Court
       Harcourt Road
       Dublin 2, Ireland

                                                        Re: Allegion plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 18,
2020
                                                            Form 8-K filed
February 18, 2020
                                                            File No. 1-35971

       Dear Mr. Shannon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 27

   1. Reference is made to your disclosure on page F-37 that your income tax valuation allowance decreased
$118.6 million in fiscal 2019. Please tell us the impact this decrease had on net earnings and
explain to us why it isn't discussed in Item 7.
       Consolidated Financial Statements
       Note 9 - Debt and Credit Facilities, page F-16

   2. Reference is made to the first paragraph on page F-17 where you disclose that the Credit
 Patrick Shannon
Allegion plc
September 17, 2020
Page 2
         Facilities require you to comply with a maximum leverage ratio. Please tell us your consideration of disclosing the maximum ratio, your ratio as of December 31,
         2019 and the amount of retained earnings or net income restricted or free of restrictions.
         Further, please tell us your consideration of providing disclosure about the dividend restrictions imposed by the Irish Companies Act as discussed on page
24. Refer to Rule
         4-08(e)(1) of Regulation S-X.
Form 8-K Filed February 18, 2020

Exhibit 99.1, page 2

3. Reference is made to your disclosure of 2020 expected earnings per share as adjusted. In future filings, please provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with
         GAAP. Refer to Item 10(e)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNamePatrick Shannon                              Sincerely,
Comapany NameAllegion plc
                                                               Division of
Corporation Finance
September 17, 2020 Page 2                                      Office of Trade
& Services
FirstName LastName